UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:          001-12998
TDC A/S

(Exact Name of Registrant as Specified in Its Charter)
Noerregade 21, 0900 Copenhagen C, DK-Denmark

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Ordinary Shares, DKK 5 par value per share

(Title of Each Class of Securities Covered By This Form)
None

(Titles of All Other Classes of Securities For Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:	4(1)

(1)  The Registrant is a foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934. The number of holders of record indicates the number of holders of record resident in the United States determined in accordance with Rule 12g3-2(a).
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, TDC A/S has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:      November 13, 2006
By: /s/ Jens Alder
Name: Jens Alder
Title: President and CEO

By: /s/ Hans Munk Nielsen
Name: Hans Munk Nielsen
Title: Senior Executive Vice President and CFO
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.